Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Nuverra Environmental Solutions, Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 11, 2016 contains an explanatory paragraph that states that Nuverra Environmental Solutions, Inc. has incurred recurring losses from operations and has limited cash resources, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Phoenix, Arizona

August 18, 2016